SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Amendment No. 6*

FISHER SCIENTIFIC INTERNATIONAL INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

338032105

(CUSIP Number)

Ulrika Ekman
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
(212) 450-4000

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

April 7, 2003

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 Pages

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 338032105
SCHEDULE 13D
Page 2of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse First Boston, acting solely on behalf of the Credit Suisse First Boston business unit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON* BK, HC, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No.6 amends and supplements the Report on the Schedule 13D, originally filed on February 10, 1998 (as heretofore amended and supplemented, the “Schedule 13D”) with respect to the shares of common stock, $0.01 par value per share (the “Shares”) of Fisher Scientific International Inc., a Delaware corporation (“Fisher”).

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of the transaction.

     The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding, at the end of the third paragraph, the following:

     On January 15, 2003, February 27, 2003, February 28, 2003, March 3, 2003, March 5, 2003, March 6, 2003, March 11, 2003, March 12, 2003, March 13, 2003, March 14, 2003, March 17, 2003, March 18, 2003, March 19, 2003, March 20, 2003, March 21, 2003, March 24, 2003, March 25, 2003, March 26, 2003, March 27, 2003, March 28, 2003, and March 31, 2003, the Reporting Person sold an additional 1,723,892 Shares on the open market in the amounts and at the prices set forth in Schedule 4 hereto.

     On April 7, 2003 Partners II, Partners II-A, Millenium, Millenium-A, EAB, Offshore II, Diversified, Diversified-A made pro rata distributions to their respective partners of all of the remaining Shares of Common Stock held by each of them.

     In addition, on April 11, 2003, DLJ Merchant Banking II, LLC distributed 1,303 Shares to one if its members and, on April 2, 2003, ESC II distributed 11,325 Shares to one of its members.

Item 5. Interest in Securities of the Issuer.

     The response set forth in (a) and (b) of Item 5 of the Schedule 13D is hereby amended and supplemented by adding, as a new paragraph after the twentieth paragraph, the following:

     “In connection with the sale of Shares in January-April of 2003 referred to in Item 4, the Reporting Persons entered into two Waiver Agreements dated January 15, 2003 and April 7, 2003 (the “Waiver Agreements”), forms of which are filed herewith and made a part hereof as Exhibits 14 and 15 respectively, with the Company and certain of its stockholders, pursuant to which the parties agreed to waive the application of certain provisions of the Investors’ Agreement to certain transfers of Shares proposed to be undertaken by the stockholder parties to the Waiver Agreement. Among other provisions, the parties agreed that the transferees of these Shares would not be required to be bound by the terms of the Investors’ Agreement, which otherwise continues in full force and effect.”

     The response set forth in (a) and (b) of Item 5 of the Schedule 13D is hereby amended by deleting the twenty-first through thirty-fourth paragraphs and replacing them with the following:

     As of the date of this Amendment No. 6, Partners II directly holds no Shares and Warrants convertible into 313,745 Shares and has the shared power to vote and direct the disposition of such Warrants and the underlying Shares, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 6, Partners II-A directly holds no Shares and Warrants convertible into 12,495 Shares and has the shared power to vote and direct the disposition of such Warrants and the underlying Shares, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 6, Millenium directly holds no Shares and Warrants convertible into 5,075 Shares and has the shared power to vote and direct the disposition of such Warrants and the underlying Shares, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 6, Millenium-A directly holds no Shares and Warrants convertible into 990 Shares and has the shared power to vote and direct the disposition of such Warrants and the underlying Shares, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 6, EAB directly holds no Shares and Warrants convertible into 1,410 Shares and has the shared power to vote and direct the disposition of such Warrants and the underlying Shares, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 6, Offshore II directly holds no Shares and Warrants convertible into 15,430 Shares and has the shared power to vote and direct the disposition of such Warrants and the underlying Shares, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 6, Diversified directly holds no Shares and Warrants convertible into 18,345 Shares and has the shared power to vote and direct the disposition of such Warrants and the underlying Shares, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 6, Diversified-A directly holds no Shares and Warrants convertible into 6,810 Shares and has the shared power to vote and direct the disposition of such Warrants and the underlying Shares, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 6, Funding II directly holds 214,699 Shares and Warrants convertible into 55,700 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 6, 1997 Partners directly holds 31,994 Shares and Warrants convertible into 8,300 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 6, ESC directly holds 2,326 Shares and Warrants convertible into 605 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 6, ESC II directly holds 228,036 Shares and Warrants convertible into 59,165 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 6, DLJ Merchant Banking II, LLC directly holds 12,023 Shares and has the shared power to vote and direct the disposition of such Shares, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 6, DLJ Merchant Banking II, Inc. directly holds 9,308 Shares and has the shared power to vote and direct the disposition of such Shares, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 6, DLJ Diversified Partners, Inc. directly holds 1,982 Shares and has the shared power to vote and direct the disposition of such Shares, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 6, DLJ Diversified Associates, L.P. directly holds 970 Shares and has the shared power to vote and direct the disposition of such Shares, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 6, DLJ LBO Plans Management Corporation directly holds 2,240 Shares and has the shared power to vote and direct the disposition of such Shares, in accordance with the relationships described in Item 2.

     In addition, in the ordinary course of the Reporting Person’s business, Credit Suisse First Boston Corporation (“CSFBC”) directly holds approximately 19,242 Shares in proprietary trading and investment accounts.

     As a result of the holdings of Fisher’s securities described above, the Reporting Person may be deemed to beneficially own indirectly 1,020,890, representing 1.89% of the outstanding Shares.

Item 7. Material to be Filed as Exhibits.

     Exhibit 14: Form of Waiver Agreement, dated January 15, 2003, among the Company and certain parties to the Investors’ Agreement.

     Exhibit 15: Form of Waiver Agreement, dated April 7, 2003, among the Company and certain parties to the Investors’ Agreement.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2003

CREDIT SUISSE FIRST BOSTON, acting solely on behalf of the Credit Suisse First Boston business unit

By:	/s/ Ivy B. Dodes

Name: Ivy B. Dodes Title: Managing Director

SCHEDULES

Schedules G, H, I and J are hereby deleted in their entirety and replaced with the following:

SCHEDULE G

Directors and Executive Officers
of
Credit Suisse First Boston Corporation

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of CSFB. The business address of the Reporting Person is 11 Madison Avenue, New York, New York 10010.

Name	Business Address	Title and Present Principal Occupation	Citizenship

John J. Mack	11 Madison Avenue	President, Chief Executive Officer,	USA
	New York, NY 10010	Board Member

Gary G. Lynch	11 Madison Avenue	Managing Director, General Counsel	USA
New York, NY 10010

Richard F. Brueckner	11 Madison Avenue	Managing Director	USA
New York, NY 10010

Michael Campbell	11 Madison Avenue	Managing Director	USA
New York, NY 10010

Brady W. Dougan	11 Madison Avenue	Managing Director, Board Member	USA
New York, NY 10010

D. Wilson Ervin	11 Madison Avenue	Managing Director	USA
New York, NY 10010

Jeffrey M. Peek	11 Madison Avenue	Board Member	USA
New York, NY 10010

Robert C. O’Brien	11 Madison Avenue	Managing Director	USA
New York, NY 10010

Carlos Onis	11 Madison Avenue	Managing Director, Board Member	USA
New York, NY 10010

Richard E. Thornburgh	11 Madison Avenue	Managing Director, Board Member	USA
New York, NY 10010

David C. Fisher	11 Madison Avenue	Chief Financial Officer, Board Member	USA
New York, NY 10010

Frank J. DeCongelio	11 Madison Avenue	Head of Operations	USA
New York, NY 10010

Lewis H. Wirshba	11 Madison Avenue	Treasurer	USA
New York, NY 10010

Rochelle Pullman	11 Madison Avenue	Controller	USA
New York, NY 10010

SCHEDULE H

Directors and Executive Officers
of
Credit Suisse First Boston (USA), Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of CSFBUSA. The business address of CSFBUSA is 11 Madison Avenue, New York, New York 10010.

Name	Business Address	Title and Present Principal Occupation	Citizenship

John J. Mack	11 Madison Avenue	President, Chief Executive Officer,	USA
	New York, NY 10010	Board Member

Brady W. Dougan	11 Madison Avenue	Head of Securities Division, Board	USA
	New York, NY 10010	Member

D. Wilson Ervin	11 Madison Avenue	Head of Strategic Risk Management	USA
New York, NY 10010

David C. Fisher	11 Madison Avenue	Chief Financial and Accounting Officer	USA
New York, NY 10010

Jeffrey M. Peek	11 Madison Avenue	Managing Director, Head of Financial	USA
	New York, NY 10010	Services Division, Board Member

Robert C. O’Brien	11 Madison Avenue	Chief Credit Officer	USA
New York, NY 10010

Adebayo Ogunlesi	11 Madison Avenue	Managing Director, Head of Global	Nigeria
	New York, NY 10010	Investment Banking, Board Member

Lewis H. Wirshba	11 Madison Avenue	Treasurer	USA
New York, NY 10010

Eileen K. Murray	11 Madison Avenue	Managing Director, Board Member	USA
New York, NY 10010

Andrew B. Federbusch	11 Madison Avenue	Managing Director	USA
New York, NY 10010

Luther L. Terry, Jr.	11 Madison Avenue	Managing Director	USA
New York, NY 10010

Neil Moskowitz	11 Madison Avenue	Managing Director	USA
New York, NY 10010

Carlos Onis	11 Madison Avenue	Managing Director	USA
New York, NY 10010

Neil Radey	11 Madison Avenue	Managing Director	USA
New York, NY 10010

Stephen R. Volk	11 Madison Avenue	Managing Director, Board Member	USA
New York, NY 10010

Gary G. Lynch	11 Madison Avenue	Managing Director, General Counsel	USA
New York, NY 10010

Brian D. Finn	11 Madison Avenue	Board Member	USA
New York, NY 10010

Barbara A. Yastine	11 Madison Avenue	Board Member	USA
New York, NY 10010

Jeffrey H. Salzman	11 Madison Avenue	Managing Director, Head of Private	USA
	New York, NY 10010	Client Services

SCHEDULE I

Directors and Executive Officers
of
Credit Suisse First Boston, Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of CSFBI. The business address of CSFBI is 11 Madison Avenue, New York, New York 10010.

Name	Business Address	Title and Present Principal Occupation	Citizenship

John J. Mack	11 Madison Avenue	President, Chief Executive Officer,	USA
	New York, NY 10010	Board Member

Brady W. Dougan	11 Madison Avenue	Managing Director	USA
New York, NY 10010

D. Wilson Ervin	11 Madison Avenue	Managing Director	USA
New York, NY 10010

David C. Fisher	11 Madison Avenue	Managing Director, Chief Accounting	USA
	New York, NY 10010	Officer, Controller

Steven R. Volk	11 Madison Avenue	Board Member	USA
New York, NY 10010

Robert C. O’Brien	11 Madison Avenue	Managing Director, Chief Credit Officer	USA
New York, NY 10010

Lewis H. Wirshba	11 Madison Avenue	Managing Director, Treasurer	USA
New York, NY 10010

Eileen K. Murray	11 Madison Avenue	Managing Director	USA
New York, NY 10010

Neil Moskowitz	11 Madison Avenue	Managing Director	USA
New York, NY 10010

David C. O’Leary	11 Madison Avenue	Managing Director	USA
New York, NY 10010

Carlos Onis	11 Madison Avenue	Managing Director	USA
New York, NY 10010

Neil Radey	11 Madison Avenue	Managing Director	USA
New York, NY 10010

Jeffery M. Peek	11 Madison Avenue	Managing Director	USA
New York, NY 10010

Adebayo Ogunlesi	11 Madison Avenue	Managing Director	Nigeria
New York, NY 10010

Jeffrey H. Salzman	11 Madison Avenue	Managing Director	USA
New York, NY 10010

Gary G. Lynch	11 Madison Avenue	Managing Director, General Counsel	USA
New York, NY 10010

SCHEDULE J

Executive Officers
of
the Reporting Person

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of the Reporting Person. The business address of the Reporting Person is 11 Madison Avenue, New York, New York 10010.

Name	Business Address	Title and Present Principal Occupation	Citizenship

John J. Mack	11 Madison Avenue	Chief Executive Officer,	USA
	New York, NY 10010	Chairman

Christopher Carter	11 Madison Avenue	Chairman of Europe	USA
New York, NY 10010

Brady W. Dougan	11 Madison Avenue	Co-President, Institutional	USA
	New York, NY 10010	Securities

Gary G. Lynch	11 Madison Avenue	Global General Counsel and Vice	USA
	New York, NY 10010	Chairman to Oversee Research
and Legal and Compliance
Departments

Thomas R. Nides	11 Madison Avenue	Chief Administrative Officer	USA
New York, NY 10010

Hector W. Sants	One Cabot Square	Chief Executive Officer and	Great
	London, England	Assistant Vice Chairman of	Britain
European Regions

Richard E. Thornburgh	11 Madison Avenue	Chief Risk Officer of Credit	USA
	New York, NY 10010	Suisse Group

Barbara Yastine	11 Madison Avenue	Chief Financial Officer	USA
New York, NY 10010

Stephen R. Volk	11 Madison Avenue	Chairman of CSFB	USA
New York, NY 10010

Adebayo Ogunlesi	11 Madison Avenue	Global Head of Investment	Nigeria
	New York, NY 10010	Banking

Eileen K. Murray	11 Madison Avenue	Head of Global Technology,	USA
	New York, NY 10010	Operations and Product Control

Paul Calello	11 Madison Avenue	Chairman and Chief Executive	USA
	New York, NY 10010	Officer of the Asia-Pacific Region

Brian Finn	11 Madison Avenue	Member of CSFB Office of the	USA
	New York, NY 10010	Chairman

Jeffery M. Peek	11 Madison Avenue	Vice Chairman and Head of	USA
	New York, NY 10010	Financial Services Division

Michael Clark	11 Madison Avenue	Co-Head of the Equity Division	USA
New York, NY 10010

Bennett J. Goodman	11 Madison Avenue	Chairman of Merchant Banking	USA
	New York, NY 10010	and Leverage Finance

James P. Healy	11 Madison Avenue	Co-Head of the Fixed Income	USA
	New York, NY 10010	Division

James E. Kreitman	11 Madison Avenue	Co-Head of the Equity Division	USA
New York, NY 10010

Jerry Wood	11 Madison Avenue	Co-Head of the Fixed Income	USA
	New York, NY 10010	Division

Schedule 4

Name of Entity	Date of Sale	Number of Shares	Price

Partners II	01/15/03	1,826	$32.25
Partners II-A	01/15/03	73	$32.25
Millennium	01/15/03	30	$32.25
Millennium-A	01/15/03	6	$32.25
EAB	01/15/03	8	$32.25
Offshore II	01/15/03	90	$32.25
Diversified	01/15/03	107	$32.25
Diversified-A	01/15/03	40	$32.25
Funding II	01/15/03	324	$32.25
1997 Partners	01/15/03	48	$32.25
ESC	01/15/03	4	$32.25
ESC II	01/15/03	344	$32.25

Partners II	02/27/03	41,259	$28.51
Partners II-A	02/27/03	1,643	$28.51
Millennium	02/27/03	667	$28.51
Millennium-A	02/27/03	130	$28.51
EAB	02/27/03	185	$28.51
Offshore II	02/27/03	2,029	$28.51
Diversified	02/27/03	2,412	$28.51
Diversified-A	02/27/03	896	$28.51
Funding II	02/27/03	7,326	$28.51
1997 Partners	02/27/03	1,092	$28.51
ESC	02/27/03	80	$28.51
ESC II	02/27/03	7,781	$28.51

Partners II	02/28/03	34,204	$28.66
Partners II-A	02/28/03	1,362	$28.66
Millennium	02/28/03	553	$28.66
Millennium-A	02/28/03	108	$28.66
EAB	02/28/03	154	$28.66
Offshore II	02/28/03	1,682	$28.66
Diversified	02/28/03	2,000	$28.66
Diversified-A	02/28/03	743	$28.66
Funding II	02/28/03	6,073	$28.66
1997 Partners	02/28/03	905	$28.66
ESC	02/28/03	66	$28.66
ESC II	02/28/03	6,450	$28.66

Partners II	03/03/03	75,275	$28.63
Partners II-A	03/03/03	2,998	$28.63
Millennium	03/03/03	1,217	$28.63
Millennium-A	03/03/03	237	$28.63
EAB	03/03/03	338	$28.63
Offshore II	03/03/03	3,702	$28.63
Diversified	03/03/03	4,401	$28.63
Diversified-A	03/03/03	1,634	$28.63
Funding II	03/03/03	13,365	$28.63
1997 Partners	03/03/03	1,992	$28.63
ESC	03/03/03	146	$28.63
ESC II	03/03/03	14,195	$28.63

Partners II	03/05/03	945	$28.64
Partners II-A	03/05/03	38	$28.64
Millennium	03/05/03	15	$28.64
Millennium-A	03/05/03	3	$28.64
EAB	03/05/03	4	$28.64
Offshore II	03/05/03	46	$28.64
Diversified	03/05/03	55	$28.64
Diversified-A	03/05/03	21	$28.64
Funding II	03/05/03	168	$28.64
1997 Partners	03/05/03	25	$28.64
ESC	03/05/03	2	$28.64
ESC II	03/05/03	178	$28.64

Partners II	03/06/03	20,472	$28.61
Partners II-A	03/06/03	815	$28.61
Millennium	03/06/03	331	$28.61
Millennium-A	03/06/03	65	$28.61
EAB	03/06/03	92	$28.61
Offshore II	03/06/03	1,007	$28.61
Diversified	03/06/03	1,197	$28.61
Diversified-A	03/06/03	444	$28.61
Funding II	03/06/03	3,635	$28.61
1997 Partners	03/06/03	542	$28.61
ESC	03/06/03	39	$28.61
ESC II	03/06/03	3,861	$28.61

Partners II	03/11/03	31,498	$28.04
Partners II-A	03/11/03	1,254	$28.04
Millennium	03/11/03	509	$28.04
Millennium-A	03/11/03	99	$28.04
EAB	03/11/03	141	$28.04
Offshore II	03/11/03	1,549	$28.04
Diversified	03/11/03	1,841	$28.04
Diversified-A	03/11/03	684	$28.04
Funding II	03/11/03	5,592	$28.04
1997 Partners	03/11/03	833	$28.04
ESC	03/11/03	61	$28.04
ESC II	03/11/03	5,939	$28.04

Partners II	03/12/03	39,938	$28.08
Partners II-A	03/12/03	1,590	$28.08
Millennium	03/12/03	646	$28.08
Millennium-A	03/12/03	126	$28.08
EAB	03/12/03	179	$28.08
Offshore II	03/12/03	1,964	$28.08
Diversified	03/12/03	2,335	$28.08
Diversified-A	03/12/03	867	$28.08
Funding II	03/12/03	7,090	$28.08
1997 Partners	03/12/03	1,057	$28.08
ESC	03/12/03	77	$28.08
ESC II	03/12/03	7,531	$28.08

Partners II	03/13/03	44,728	$28.09
Partners II-A	03/13/03	1,781	$28.09
Millennium	03/13/03	723	$28.09
Millennium-A	03/13/03	141	$28.09
EAB	03/13/03	201	$28.09
Offshore II	03/13/03	2,201	$28.09
Diversified	03/13/03	2,614	$28.09
Diversified-A	03/13/03	970	$28.09
Funding II	03/13/03	7,943	$28.09
1997 Partners	03/13/03	1,185	$28.09
ESC	03/13/03	85	$28.09
ESC II	03/13/03	5,428	$28.09

Partners II	03/14/03	111,657	$28.20
Partners II-A	03/14/03	4,447	$28.20
Millennium	03/14/03	1,805	$28.20
Millennium-A	03/14/03	352	$28.20
EAB	03/14/03	502	$28.20
Offshore II	03/14/03	5,494	$28.20
Diversified	03/14/03	6,525	$28.20
Diversified-A	03/14/03	2,421	$28.20
Funding II	03/14/03	19,829	$28.20
1997 Partners	03/14/03	2,958	$28.20
ESC	03/14/03	211	$28.20
ESC II	03/14/03	19,899	$28.20

Partners II	03/17/03	78,623	$28.13
Partners II-A	03/17/03	3,131	$28.13
Millennium	03/17/03	1,271	$28.13
Millennium-A	03/17/03	248	$28.13
EAB	03/17/03	353	$28.13
Offshore II	03/17/03	3,869	$28.13
Diversified	03/17/03	4,594	$28.13
Diversified-A	03/17/03	1,705	$28.13
Funding II	03/17/03	13,962	$28.13
1997 Partners	03/17/03	2,083	$28.13
ESC	03/17/03	149	$28.13
ESC II	03/17/03	14,012	$28.13

Partners II	03/18/03	95,108	$28.19
Partners II-A	03/18/03	3,788	$28.19
Millennium	03/18/03	1,538	$28.19
Millennium-A	03/18/03	300	$28.19
EAB	03/18/03	428	$28.19
Offshore II	03/18/03	4,680	$28.19
Diversified	03/18/03	5,557	$28.19
Diversified-A	03/18/03	2,063	$28.19
Funding II	03/18/03	16,889	$28.19
1997 Partners	03/18/03	2,520	$28.19
ESC	03/18/03	180	$28.19
ESC II	03/18/03	16,949	$28.19

Partners II	03/19/03	6,911	$28.04
Partners II-A	03/19/03	275	$28.04
Millennium	03/19/03	112	$28.04
Millennium-A	03/19/03	22	$28.04
EAB	03/19/03	31	$28.04
Offshore II	03/19/03	340	$28.04
Diversified	03/19/03	404	$28.04
Diversified-A	03/19/03	150	$28.04
Funding II	03/19/03	1,227	$28.04
1997 Partners	03/19/03	183	$28.04
ESC	03/19/03	13	$28.04
ESC II	03/19/03	1,232	$28.04

Partners II	03/20/03	83,441	$28.22
Partners II-A	03/20/03	3,323	$28.22
Millennium	03/20/03	1,349	$28.22
Millennium-A	03/20/03	263	$28.22
EAB	03/20/03	375	$28.22
Offshore II	03/20/03	4,106	$28.22
Diversified	03/20/03	4,876	$28.22
Diversified-A	03/20/03	1,810	$28.22
Funding II	03/20/03	14,818	$28.22
1997 Partners	03/20/03	2,211	$28.22
ESC	03/20/03	158	$28.22
ESC II	03/20/03	14,870	$28.22

Partners II	03/21/03	96,122	$28.25
Partners II-A	03/21/03	3,828	$28.25
Millennium	03/21/03	1,554	$28.25
Millennium-A	03/21/03	303	$28.25
EAB	03/21/03	432	$28.25
Offshore II	03/21/03	4,730	$28.25
Diversified	03/21/03	5,617	$28.25
Diversified-A	03/21/03	2,085	$28.25
Funding II	03/21/03	17,070	$28.25
1997 Partners	03/21/03	2,547	$28.25
ESC	03/21/03	182	$28.25
ESC II	03/21/03	17,130	$28.25

Partners II	03/24/03	64,546	$28.16
Partners II-A	03/24/03	2,570	$28.16
Millennium	03/24/03	1,043	$28.16
Millennium-A	03/24/03	204	$28.16
EAB	03/24/03	290	$28.16
Offshore II	03/24/03	3,176	$28.16
Diversified	03/24/03	3,772	$28.16
Diversified-A	03/24/03	1,400	$28.16
Funding II	03/24/03	11,463	$28.16
1997 Partners	03/24/03	1,710	$28.16
ESC	03/24/03	122	$28.16
ESC II	03/24/03	11,504	$28.16

Partners II	03/25/03	19,021	$28.00
Partners II-A	03/25/03	758	$28.00
Millennium	03/25/03	308	$28.00
Millennium-A	03/25/03	60	$28.00
EAB	03/25/03	86	$28.00
Offshore II	03/25/03	936	$28.00
Diversified	03/25/03	1,112	$28.00
Diversified-A	03/25/03	413	$28.00
Funding II	03/25/03	3,377	$28.00
1997 Partners	03/25/03	504	$28.00
ESC	03/25/03	36	$28.00
ESC II	03/25/03	3,389	$28.00

Partners II	03/26/03	88,767	$28.22
Partners II-A	03/26/03	3,535	$28.22
Millennium	03/26/03	1,435	$28.22
Millennium-A	03/26/03	280	$28.22
EAB	03/26/03	399	$28.22
Offshore II	03/26/03	4,368	$28.22
Diversified	03/26/03	5,187	$28.22
Diversified-A	03/26/03	1,925	$28.22
Funding II	03/26/03	15,764	$28.22
1997 Partners	03/26/03	2,352	$28.22
ESC	03/26/03	168	$28.22
ESC II	03/26/03	15,820	$28.22

Partners II	03/27/03	32,971	$28.05
Partners II-A	03/27/03	1,313	$28.05
Millennium	03/27/03	533	$28.05
Millennium-A	03/27/03	104	$28.05
EAB	03/27/03	148	$28.05
Offshore II	03/27/03	1,622	$28.05
Diversified	03/27/03	1,927	$28.05
Diversified-A	03/27/03	715	$28.05
Funding II	03/27/03	5,855	$28.05
1997 Partners	03/27/03	874	$28.05
ESC	03/27/03	62	$28.05
ESC II	03/27/03	5,876	$28.05

Partners	03/28/03	33,604	$28.04
Partners II-A	03/28/03	1,338	$28.04
Millennium	03/28/03	543	$28.04
Millennium-A	03/28/03	106	$28.04
EAB	03/28/03	151	$28.04
Offshore II	03/28/03	1,654	$28.04
Diversified	03/28/03	1,964	$28.04
Diversified-A	03/28/03	729	$28.04
Funding II	03/28/03	5,968	$28.04
1997 Partners	03/28/03	890	$28.04
ESC	03/28/03	64	$28.04
ESC II	03/28/03	5,989	$28.04

Partners II	03/31/03	92,142	$28.07
Partners II-A	03/31/03	3,670	$28.07
Millennium	03/31/03	1,492	$28.07
Millennium-A	03/31/03	290	$28.07
EAB	03/31/03	411	$28.07
Offshore II	03/31/03	4,507	$28.07
Diversified	03/31/03	5,408	$28.07
Diversified-A	03/31/03	2,017	$28.07
Funding II	03/31/03	16,330	$28.07
1997 Partners	03/31/03	2,408	$28.07
ESC	03/31/03	197	$28.07
ESC II	03/31/03	16,420	$28.07